Exhibit 99.1

Media Contacts:
Tally Netzer, Director of Corporate Communications, Optibase, Ltd.
011-972-9-9709-125
tallyn@optibase.com

Jennifer Hicks, ink Communications for Optibase
+1-617-372-2272
jennifer@theinkstudio.com

Investor Relations Contact:
Lee Roth, KCSA for Optibase
+1-212-896-1209
lroth@kcsa.com

Optibase Demonstrates Advanced IPTV Solutions for Telcos and Enterprises at IBC 2007

Bringing H.264 and HD compression standards to the market

IBC SHOW, NETHERLANDS and HERZLIYA, Israel – September 5, 2007 – Optibase Ltd. (NASDAQ:OBAS), a leading provider of advanced digital video solutions, announced today it will demonstrate end-to-end IPTV solutions for IP service providers and enterprises. Optibase will feature exciting new products that give service providers the competitive edge at IBC 2007, taking place September 7-11, 2007 in Amsterdam.

Optibase creates high quality products that are easily integrated into IPTV deployments. Using the latest H.264 standard definition and high definition compression standards, Optibase provides broadcast quality video, at low bitrates, which enables delivery to any client. The carrier grade platform architecture provide the utmost flexibility while ensure reliability for continuous 24x7 service.

During 2007, Optibase has become a leading provider of IPTV headend solutions in Europe with deployments with Lattelecom, NewNet, TVnet and ON Telecoms. Optibase’s encoding platforms have been selected by major IPTV integrators such as Huawei, UT Starcom and ZTE. The company has successfully deployed with enterprises such as NASA, Humberside Police in the UK, Vancouver Airport in Canada and major universities in North America.

Visitors to the Optibase stand will see: (Stand #2.249):
—	End-to-End IPTV Demo – Optibase’s IPTV Theater will feature a step-by-step presentation of an MGW platform working within a complete, integrated IPTV headend solution. The demo includes components such as: video-on-demandand middleware, making it easy for operators to deploy their IPTV system.
—	MGW HD – Optibase’s top quality H.264 HD encoding and streaming platform makes it is easy to combine HD channels into your program offering. The combination of high quality delivered at low bit rates, makes the MGW HD an ideal solution for both Telco’s and enterprises.
—	EZ TV – a comprehensive IPTV solution, which Optibase designed specifically for enterprises, tv networks, military and government facilities. By using a centralized server, users are able to view all channels using the EZ TV player PC client with minimal installation. A basic channel guide for program selection is also available as part of the solution features. This avoids security issues that are usually faced by IT managers when deploying such a solution, and radically simplifies the system setup and maintenance.

About Optibase
Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video.  Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television.  Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China, India and Singapore.  Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners.  For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.